EXHIBIT 99.1

Equinox Gold Reports Second Quarter 2022 Financial and Operating Results

all financial figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Aug. 3, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its second quarter 2022 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three and six months ended June 30, 2022 will be available for download on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast on August 4, 2022 commencing at 7:30 am Vancouver time to discuss the Company's second quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "Although we experienced operational challenges at several of our sites this quarter, we expect improved performance in the second half of the year with increased production and lower costs. Inflation has certainly increased the cost of consumables and our team is working hard to find offsetting savings so we can maintain a strong business during this market downturn. The new resin-in-leach circuit at the Santa Luz plant is performing well. Recoveries are consistently above 70% and as high as 82%. With commercial production anticipated in Q3 2022, Santa Luz will contribute to increased production in the fourth quarter and into 2023.

"During the first half of the year we achieved excellent construction progress at our Greenstone project in Ontario, which is 35% complete and remains on schedule and on budget. The team has done an exceptional job to control costs in this inflationary environment and is on track to have the majority of buildings enclosed by year end, which is key to maintaining productivity during the winter months. We also strengthened our balance sheet, reduced our cost of capital and improved our liquidity by expanding and amending our credit facility. We appreciate the strong support and confidence from our lending syndicate.

"Looking forward, Equinox Gold is on track to deliver significant growth over the next few years. Commercial production at Santa Luz and higher-grade ore at Los Filos should both contribute to increased production and lower costs in 2023. The big jump will come in 2024 when we achieve production at Greenstone, which will contribute more than 200,000 ounces of low-cost production annually once it has ramped up to full capacity. We also continue to advance the Castle Mountain, Los Filos and Aurizona expansions, which could collectively contribute more than 300,000 ounces of annual production. As we plan for Greg Smith to take over as CEO, I am confident that Equinox Gold has the foundational assets, the team and the leadership required to achieve its long-term goals."

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2022

Operational

•	Produced 120,813 oz of gold during the Quarter; sold 120,395 oz of gold at an average realized gold price of $1,856 per oz
•	Total cash costs of $1,482 per oz and AISC of $1,657 per oz(1)(2)
•	Total recordable injury frequency rate of 3.21 per million hours worked on a rolling 12-month basis, with two lost-time injuries during the Quarter
•	Temporarily suspended operations at RDM and withdrew RDM's guidance on May 16, 2022 as the result of a permitting delay for a scheduled tailings storage facility ("TSF") raise; the permit was received on May 27, 2022, the TSF raise is underway and operations resumed in early July

Earnings

•	Earnings from mine operations of $17.0 million
•	Net loss of $78.7 million or $(0.26) per share
•	Adjusted net loss(1) of $47.9 million or $(0.16) per share, after adjusting for certain non-cash expense items(3)

Financial

•	Cash flow from operations before changes in non-cash working capital of $16.4 million ($26.9 million cash flow used in operations after changes in non-cash working capital)
•	Adjusted EBITDA(1)(3) of $24.1 million
•	Expenditures of $18.0 million in sustaining capital and $134.2 million in non-sustaining capital(1)
•	Cash and cash equivalents (unrestricted) of $159.7 million at June 30, 2022
•	In April 2022, received $75 million on closing of the sale of Mercedes and $40 million on exercise of Solaris Resources Inc. ("Solaris") warrants issued by the Company
•	Net debt(1) of $472.2 million at June 30, 2022

Construction, development and exploration

•	Continued ramp up and commissioning at Santa Luz with the expectation of achieving commercial production in Q3 2022
•	Advanced Greenstone construction
•	More than 1 million work hours complete with no lost-time injuries
•	On schedule to pour gold in the first half of 2024, 35% complete at July 22, 2022
•	On budget, with 56% of total capital costs contracted and 26% ($315 million) of total construction budget spent at June 30, 2022 (100% basis)
•	Independent quantitative risk assessment confirmed the validity of the schedule and construction budget, as announced on October 27, 2021, based on detailed engineering and construction progress
•	Construction progress is discussed in the Development Projects section of this MD&A and documented in the Greenstone photo gallery on Equinox Gold's website at www.equinoxgold.com
•	Exploration drilling in the 70-km-long greenstone belt that hosts Fazenda and Santa Luz identified multiple near-mine and regional discoveries that highlight potential additions to Mineral Reserves and Mineral Resources

Corporate

•	Closed the sale of Mercedes on April 21, 2022 to Bear Creek Mining Corporation ("Bear Creek") and received a cash payment of $75 million, a deferred cash payment of $25 million due within six months of the date of the close of the sale, a 2% net smelter return on Mercedes production and 24.73 million shares of Bear Creek
•	Received $40 million (C$50 million) and transferred five million shares of the Company's investment in Solaris following the exercise of warrants the Company had granted on April 28, 2021
•	Acquired 1 million shares of Solaris at C$6.75 per share on exercise of share purchase warrants. Following the exercise of the share purchase warrants, the Company owns 13.8 million shares (12.2% interest on a basic basis) of Solaris
•	Published the Company's 2021 Environmental, Social and Government ("ESG") report summarizing 2021 ESG performance and 2022 targets, launched a new ESG website portal and held an ESG-focused investor call
•	Partnered with Sandstorm Gold Royalties Ltd. to create Sandbox Royalties Corp., a new metals royalty company
•	Contributed a portfolio of royalties and a note receivable for consideration of $28.4 million in common shares of Sandbox Royalties
•	Invested $3.3 million in the initial financing to hold a total of 58.1 million common shares of Sandbox Royalties (34.4% interest on a basic basis) as a corporate investment
_____________________________
(1)	Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in the pre-commercial production phase and has not yet achieved commercial production.
(3)	Primary adjustments for the three months ended June 30, 2022 were $39.6 million loss on change in fair value of share purchase warrants, $17.3 million unrealized gain on gold contracts, $6.2 million unrealized loss on foreign exchange contracts, $7.9 million unrealized foreign exchange gain, and a $5.9 million share of net loss on investment in associate.

RECENT DEVELOPMENTS

•	Updated production and cost guidance:
•	Production estimated at 550,000 to 615,000 oz of gold with cash costs of $1,200 to $1,250 per oz and AISC of $1,470 to $1,530 per oz sold
•	AISC includes $171 million of sustaining capital across the sites with non-sustaining capital of $539 million, allocated primarily to Greenstone construction ($348 million)
•	In July 2022, increased the Company's liquidity by amending its credit facilities
•	Increased the revolving credit facility ("Revolving Facility") from $400 million to $700 million
•	$73.3 million of outstanding principal balance under the term loan rolled into Revolving Facility, eliminating need for principal payments through mid-2026
•	$100 million of Revolving Facility drawn in July 2022; $227 million of Revolving Facility undrawn as of the date of this MD&A(1)
•	Added a $100 million uncommitted accordion feature
•	Extended the maturity from March 8, 2024 to July 28, 2026 with the ability to request a one-year extension
•	Decreased borrowing costs by reducing Revolving Facility interest rate by an average of 25 to 50 basis points
•	In August 2022, announced that Greg Smith, currently President of Equinox Gold, will succeed Christian Milau as Chief Executive Officer and a Director of Equinox Gold effective September 1, 2022
_____________________________
(1)	Future draws of the Revolving Facility are subject to customary security registration updates that are expected to take approximately 90 days to complete

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gold produced	oz	120,813	117,452	122,656	238,265	251,919
Gold sold	oz	120,395	119,324	124,712	239,719	253,268
Average realized gold price	$/oz	1,856	1,862	1,806	1,859	1,796
Cash costs per oz sold(1)(2)	$/oz	1,482	1,237	1,089	1,358	1,115
AISC per oz sold(1)(2)(3)	$/oz	1,657	1,577	1,383	1,616	1,433
Financial data
Revenue	M$	224.6	223.2	226.2	447.8	455.9
Earnings from mine operations	M$	17.0	28.5	41.3	45.5	85.5
Net (loss) income	M$	(78.7)	(19.8)	403.7	(98.5)	454.0
(Loss) earnings per share	$/share	(0.26)	(0.07)	1.37	(0.33)	1.69
Adjusted EBITDA(1)	M$	24.1	43.4	51.9	67.2	112.8
Adjusted net loss(1)	M$	(47.9)	(23.9)	(0.8)	(72.0)	(4.0)
Adjusted EPS(1)	$/share	(0.16)	(0.08)	-	(0.24)	(0.02)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	159.7	151.2	333.9	159.7	333.9
Net debt(1)	M$	472.2	385.1	215.6	472.2	215.6
Operating cash flow before changes in non-cash working capital	M$	16.4	33.5	31.6	49.9	93.6

(1)	Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in pre-commercial production and has not yet achieved commercial production.
(3)	AISC per oz sold excludes corporate general and administration expenses.
(4)	Numbers in tables throughout this MD&A may not sum due to rounding.

The Company sold fewer gold ounces for the three and six months ended June 30, 2022 compared to the comparative periods of 2021. The decrease was mainly driven by decreased production at Aurizona and RDM and by lower gold sales at Mercedes, as the operation was sold on April 21, 2022. Lower gold production at Aurizona was in part due to processing stockpile ore with lower gold grades as high rainfall impeded access to higher-grade ore from the Piaba open pit. Lower gold production at RDM was mainly due to the temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise. These reductions were partially offset by increased production at Mesquite and Los Filos and the contribution of pre-commercial production from Santa Luz. Higher gold production at Mesquite was due to mining the core of the Brownie ore body, resulting in higher grades and a lower strip ratio. Higher gold production at Los Filos was due to more recoverable ounces placed due to better grades from the open pit. Although there was a contribution of gold from pre-commercial production at Santa Luz, the ramp up was slower than anticipated due to modifications required to handle resin-in-leach processing at an industrial scale, rectification of some piping and leach tank issues following construction, and also working to achieve a steady blend of ore feed. Commercial production at Santa Luz is expected in Q3 2022.

In Q2 2022, earnings from mine operations were $17.0 million (Q2 2021 - $41.3 million) and for the six months ended June 30, 2022 were $45.5 million (six months ended June 30, 2021 - $85.5 million). Earnings from mine operations were impacted by lower gold production, higher operating costs due to supply constraints, and inflationary pressures, particularly from increased prices of oil and consumables that impacted input prices. The Company incurred a net loss in Q2 2022 of $78.7 million (Q2 2021 - net income of $403.7 million) and a net loss for the six months ended June 30, 2022 of $98.5 million (six months ended June 30, 2021 - net income of $454.0 million). The net losses were impacted by lower earnings from mine operations and a loss on the change in fair value of share purchase warrants compared to a gain during the comparative periods of 2021. Results for the comparative periods of 2021 were also impacted by a $186.1 million gain on reclassification of investment in Solaris, a $81.4 million gain on bargain purchase of Premier, a $50.3 million gain on sale of partial interest in Solaris and a $45.4 million gain on the sale of the Pilar mine.

In Q2 2022, adjusted EBITDA was $24.1 million (Q2 2021 - $51.9 million) and for the six months ended June 30, 2022 was $67.2 million (six months ended June 30, 2021 - $112.8 million). In Q2 2022, adjusted net loss was $47.9 million (Q2 2021 - adjusted net loss of $0.8 million) and for the six months ended June 30, 2022 was $72.0 million (six months ended June 30, 2021 - adjusted net loss of $4.0 million). Adjusted EBITDA and adjusted net loss were impacted by lower earnings from mine operations compared to the comparative periods of 2021.

Sustaining(1) and non-sustaining(1) capital expenditures
	Three months ended June 30, 2022		Six months ended June 30, 2022
$ amounts in millions	Sustaining	Non- sustaining	Sustaining	Non- sustaining
USA
Mesquite(2)	$ 6.8	$ 2.1	8.1	3.7
Castle Mountain	3.6	0.9	10.1	3.0
Mexico
Los Filos(3)	2.4	16.2	7.2	29.5
Mercedes	1.4	0.2	6.9	0.4
Brazil
Aurizona(3)	-	0.6	15.0	0.8
Fazenda(3)	3.1	0.1	6.3	0.2
RDM(3)	0.5	7.6	1.5	20.5
Santa Luz(2)	-	19.6	-	39.9
Canada
Greenstone(4)	-	86.8	-	126.9
Total sustaining and non-sustaining capital expenditures	$ 18.0	$ 134.2	$ 55.0	$ 224.9

(1)	Sustaining capital and non-sustaining capital expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Non-sustaining capital for Mesquite for the three and six months ended June 30, 2022 excludes $3.0 million and $6.1 million, respectively, for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for Santa Luz for the three and six months ended June 30, 2022 excludes $0.7 million and $1.0 million, respectively, for lease payments classified as non-sustaining until commercial production is achieved.
(3)	For the three months ended June 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $0.6 million, $0.5 million, $1.2 million, $0.1 million, and $2.1 million, respectively, of exploration costs expensed. For the six months ended June 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $1.0 million, $0.7 million, $2.0 million, $0.2 million, and $2.6 million, respectively, of exploration costs expensed.
(4)	Capital expenditures at Greenstone represent the Company's 60% ownership of the project.

SELECTED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	$ 224.6	$ 226.2	$ 447.8	$ 455.9
Cost of sales
Operating expense	(170.7)	(139.9)	(323.0)	(286.7)
Depreciation and depletion	(37.0)	(45.0)	(79.3)	(83.7)
Earnings from mine operations	17.0	41.3	45.5	85.5
Care and maintenance expense	(4.7)	(7.2)	(5.1)	(9.2)
Exploration expense	(4.5)	(4.7)	(7.7)	(7.7)
General and administration expense	(11.1)	(15.5)	(22.9)	(22.8)
Income from operations	(3.3)	13.9	9.8	45.8
Finance expense	(8.2)	(11.8)	(17.6)	(20.5)
Finance income	0.9	0.2	1.7	0.6
Share of net (loss) income in associate	(5.9)	0.4	(7.5)	(2.3)
Other (expense) income	(32.7)	385.2	(51.7)	434.5
Net (loss) income before taxes	(49.2)	387.9	(65.3)	458.1
Income tax (expense) recovery	(29.5)	15.8	(33.2)	(4.1)
Net (loss) income	$ (78.7)	$ 403.7	$ (98.5)	$ 454.0
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$ (0.26)	$ 1.37	$ (0.33)	$ 1.69
Diluted	$ (0.26)	$ 1.19	$ (0.33)	$ 1.44

Additional information regarding the Company's financial results and activities underway at the Company is available in the Company's Q2 2022 Financial Statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2022, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2022 GUIDANCE

The Company has updated its 2022 production and cost guidance to reflect the disruption to mining and operations at RDM, a longer-than-expected ramp-up at Santa Luz that has prolonged pre-commercial production and further inflation of approximately 6% on a consolidated basis.

	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)(2)	Sustaining Capital (M$)(1)(3)	Non-sustaining Capital (M$)(1)(4)
USA
Mesquite	120,000 - 130,000	$1,010 - $1,050	$1,270 - $1,310	$38	$23
Castle Mountain	25,000 - 35,000	$1,130 - $1,160	$1,550 - $1,620	$14	$9
Mexico
Los Filos	155,000 - 170,000	$1,620 - $1,670	$1,800 - $1,840	$30	$63
Brazil
Aurizona	120,000 - 130,000	$900 - $940	$1,370 - $1,410	$61	$10
Fazenda	60,000 - 65,000	$1,050 - $1,080	$1,250 - $1,290	$14	$10
RDM	25,000 - 30,000	$1,750 - $1,780	$2,000 - $2,060	$9	$25
Santa Luz	45,000 - 55,000	$1,000 - $1,050	$1,120 - $1,190	$5	$52
Canada
Greenstone	-	-	-	-	$348
Total(5)	550,000 - 615,000	$1,200 - $1,250	$1,470 - $1,530	$171	$539

(1)	Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes
(2)	Exchange rates used to forecast 2022 AISC include a rate of BRL 5:00 to USD 1 and MXN 19.0 to USD 1
(3)	Sustaining capital includes asset retirement obligation, amortization, accretion and sustaining exploration expenditures
(4)	Non-sustaining capital includes non-sustaining exploration expenditures
(5)	Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding

Guidance for RDM was withdrawn on May 16, 2022 to reflect the disruption to operations in both Q1 and Q2 2022, as previously mentioned. RDM guidance has been updated to reflect these disruptions and also to reflect a change to the mine plan to defer waste stripping and instead focus on the processing of low-grade stockpiles while the TSF raise is completed and water in the open pit is pumped out and evaporated. RDM was in the midst of a waste stripping campaign at the time of the suspension of operations in May. The current plan of operations minimizes cash outflow while the TSF raise is completed and during a period in which Greenstone is in a high capital expenditure phase, while maintaining the long-term value of RDM. Low-grade dumps are sufficient to sustain operations for approximately two years, albeit resulting in lower gold production.

The Santa Luz ramp up has been slower than anticipated and resulted in lower gold production during the period than expected. The longer ramp up was due to modifications required to handle resin-in-leach processing at an industrial scale, rectification of some piping and leach tank issues following construction, and also working to achieve a steady blend of ore feed. See Development Projects section for discussion of throughput and recoveries, which are approaching expected levels in Q3 2022. Los Filos production guidance has been lowered slightly to reflect a delay in accessing higher-grade ore zones in the Bermejal underground.

Guidance for the other mines remains as originally disclosed on January 25, 2022. As a result, consolidated production for 2022 is forecast at 550,000 to 615,000 oz of gold (compared to the original forecast of 625,000 to 710,000 oz of gold).

Cost escalation for certain consumables during the first half of 2022, including diesel, cyanide and grinding media, and lower grades processed than projected, has resulted in increased cash costs at several of the Company's mines. As a result, although production is expected to increase at all of the mines in the second half of the year, guidance for cash costs and AISC per oz has been increased at all of the mines with the exception of Mesquite. Updated consolidated cash costs are estimated at $1,200 to $1,250 per oz with AISC of $1,470 to $1,530 per oz sold (compared to the original forecast of $1,080 to $1,140 per oz cash costs with AISC of $1,330 to $1,415 per oz of gold sold).

Sustaining capital guidance has decreased principally due to the delayed Santa Luz commercial production which has resulted in some sustaining capital being reclassified as non-sustaining capital and an updated mine plan at Mesquite that anticipates less deferred stripping. Despite the reduction to sustaining capital, an increase in cash costs per oz due to cost escalation, and changes to mine sequences driving weaker than expected production, are reflected in a 10% increase to the AISC per oz guidance range. Non-sustaining capital guidance is generally consistent with previous guidance with the exception of Santa Luz, where modifications to the plant have resulted in an additional estimated $20 million of non-sustaining capital. In addition, Greenstone will spend more in 2022 on plant and mill buildings in part due to steel price inflation, although these increases have been offset by cost reductions in other areas and there is no change to the overall construction budget.

The Company may revise guidance during the year to reflect changes to expected results.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Thursday, August 4, 2022 commencing at 7:30 am Vancouver time to discuss the Company's second quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until February 4, 2023.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Christian Milau, Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

CAUTIONARY NOTES

Non-IFRS Measures

This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$'s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gold ounces sold	120,395	119,324	124,712	239,719	253,268
Santa Luz gold ounces sold(1)	(4,978)	(210)	-	(5,188)	-
Adjusted gold ounces sold	115,417	119,114	124,712	234,531	253,268
Operating expenses	$ 170.7	$ 152.4	$ 139.9	$ 323.0	$ 286.7
Lease payments	0.5	2.4	1.0	2.9	3.3
Silver by-product credits	(1.1)	(1.0)	(1.6)	(2.1)	(1.7)
Fair value adjustment on acquired inventories	7.6	(5.9)	(3.5)	1.7	(5.8)
Santa Luz operating expenses incurred during pre-commercial production(1)	(6.6)	(0.5)	-	(7.0)	-
Total cash costs	$ 171.1	$ 147.3	$ 135.9	$ 318.4	$ 282.5
Cash costs per oz sold	$ 1,482	$ 1,237	$ 1,089	$ 1,358	$ 1,115
Total cash costs	171.1	$ 147.3	$ 135.9	$ 318.4	$ 282.5
Sustaining capital	18.0	37.1	34.1	55.0	75.4
Reclamation expenses	2.3	2.4	2.5	4.7	5.2
Sustaining exploration expenses	0.1	1.0	-	1.1	-
Santa Luz reclamation expense incurred during pre-commercial production(1)	(0.2)	-	-	(0.2)	-
Total AISC	191.2	187.8	172.5	379.1	363.0
AISC per oz sold	$ 1,657	$ 1,577	$ 1,383	$ 1,616	$ 1,433

(1)	Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in pre-commercial production and has not yet achieved commercial production.

Sustaining and non-sustaining capital reconciliation

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations.

	Three months ended			Six months ended
$'s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Capital additions to mineral properties, plant and equipment(1)	$ 167.4	$ 129.1	$ 108.0	$ 296.5	$ 220.2
Less: Non-sustaining capital at operating sites	(27.7)	(30.3)	(25.2)	(58.0)	(52.3)
Less: Non-sustaining capital at development projects	(106.4)	(60.4)	(28.0)	(166.8)	(36.3)
Less: Capital expenditures - corporate	(10.1)	(0.1)	(0.3)	(10.2)	(0.7)
Less: Other non-cash additions(2)	(5.2)	(1.2)	(20.5)	(6.4)	(55.5)
Sustaining capital expenditures	$ 18.0	$ 37.1	$ 34.1	$ 55.0	$ 75.4

(1)	Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)	Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$'s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating cash flow before non-cash changes in working capital	$ 16.4	$ 33.5	$ 31.6	$ 49.9	$ 93.6
Add: Operating cash flow used by non-mine site activity(1)	24.4	39.1	49.6	63.5	66.8
Cash flow from operating mine sites	$ 40.8	$ 72.6	$ 81.2	$ 113.4	$ 160.4

Mineral property, plant and equipment additions	$ 167.4	129.1	108.0	$ 296.5	220.2
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(121.7)	(61.7)	(48.7)	(183.4)	(92.5)
Capital expenditure from operating mine sites	45.7	67.3	59.3	113.1	127.7
Lease payments related to non-sustaining capital items	3.7	3.4	5.0	7.1	6.2
Non-sustaining exploration expenses	4.4	2.1	2.6	6.6	4.8
Total mine site free cash flow	$ (13.0)	$ (0.3)	$ 14.3	$ (13.4)	$ 21.7

(1)	Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA, adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for June 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Six months ended
$'s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	$ 224.6	$ 223.2	$ 226.2	$ 447.8	$ 455.9
Less: AISC	(191.2)	(187.8)	(172.5)	(379.1)	(363.0)
Less: Santa Luz revenue associated with pre-commercial production(1)	$ (9.1)	$ -	$ -	$ (9.5)	$ -
AISC contribution margin	$ 24.3	$ 35.4	$ 53.7	$ 59.2	$ 92.9
Gold ounces sold	120,395	119,324	124,712	239,719	253,268
Less: Santa Luz gold ounces sold(1)	(4,978)	(210)	-	(5,188)	-
Adjusted gold ounces sold	115,417	119,114	124,712	234,531	253,268
AISC contribution margin per oz sold	$ 210	$ 297	$ 431	$ 252	$ 367

(1)	Santa Luz results have been excluded from the calculation of AISC contribution margin for the three and six months ended June 30, 2022 as the mine is currently still considered a development project as it has not yet achieved commercial production.

EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$'s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$ (49.2)	$ (16.1)	$ 387.9	$ (65.3)	458.1
Depreciation and depletion	37.3	42.6	45.4	79.9	84.2
Finance expense	8.2	9.4	11.8	17.6	20.5
Finance income	(0.9)	(0.8)	(0.2)	(1.7)	(0.6)
EBITDA	$ (4.7)	$ 35.1	$ 444.9	$ 30.4	$ 562.3
Non-cash share-based compensation expense (recovery)	1.3	1.3	3.8	2.5	3.6
Loss (gain) on change in fair value of warrants	39.6	18.7	(24.0)	58.2	(57.3)
Unrealized gain on gold contracts	(17.3)	(5.4)	(0.6)	(22.7)	(42.7)
Unrealized loss (gain) on foreign exchange contracts	6.2	(18.1)	(19.0)	(11.9)	(7.6)
Unrealized foreign exchange (gain) loss	(7.9)	10.5	3.9	2.7	2.9
Transaction costs	-	0.1	1.4	-	1.9
Share of net loss (income) on investment in associate	5.9	1.6	(0.4)	7.5	2.3
Other expense (income)(1)	0.9	(0.4)	(358.0)	0.6	(352.5)
Adjusted EBITDA	$ 24.1	$ 43.4	$ 51.9	$ 67.2	$ 112.8

(1)	Other expense for the three and six months ended June 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other income for the three and six months ended June 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for June 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$'s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Basic weighted average shares outstanding	303,684,956	302,227,870	295,027,749	303,684,956	295,027,749
Diluted weighted average shares outstanding	303,684,956	302,227,870	343,632,881	303,684,956	343,632,881
Net (loss) income attributable to Equinox Gold shareholders	$ (78.7)	$ (19.8)	$ 403.7	$ (98.5)	$ 454.0
Add (deduct):
Non-cash share-based compensation expense (recovery)	1.3	1.3	3.8	2.5	3.6
Loss (gain) on change in fair value of warrants	39.6	18.7	(24.0)	58.2	(57.3)
Unrealized gain on gold contracts	(17.3)	(5.4)	(0.6)	(22.7)	(42.7)
Unrealized loss (gain) on foreign exchange contracts	6.2	(18.1)	(19.0)	(11.9)	(7.6)
Unrealized foreign exchange (gain) loss	(7.9)	10.5	3.9	2.7	2.9
Transaction costs	-	0.1	1.4	-	1.9
Share of net loss (income) on investment in associate	5.9	1.6	(0.4)	7.5	2.3
Other expense (income)(1)	0.9	(0.4)	(358.0)	0.6	(352.5)
Income tax impact related to above adjustments	(0.4)	(1.8)	-	(2.1)	-
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	2.4	(10.6)	(11.6)	(8.2)	(8.6)
Adjusted net (loss) income	$ (47.9)	$ (23.9)	$ (0.8)	$ (72.0)	$ (4.0)
Adjusted (loss) income per share - basic ($/share)	$(0.16)	$(0.08)	$0.00	$(0.24)	$(0.02)
Adjusted (loss) income per share - diluted ($/share)	$(0.16)	$(0.08)	$0.00	$(0.24)	$(0.02)

(1)	Other expense for the three and six months ended June 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other income for the three and six months ended June 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	June 30, 2022	December 31, 2021	June 30, 2021
Current portion of loans and borrowings	$ 26.7	$ 26.7	$ 26.7
Non-current portion of loans and borrowings	605.2	514.0	522.9
Total debt	631.9	540.7	549.5
Less: Cash and cash equivalents (unrestricted)	(159.7)	(305.5)	(333.9)
Net debt	$ 472.2	$ 235.2	$ 215.6

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for this Equinox Gold press release and has reviewed and approved the technical information in this document.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company's production and cost guidance; the Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona; the expectations for the Company's investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "believe", "will", ""achieve", "increase", "maintain", "potential", "on schedule", "anticipate", "expect", "estimate", "on track", "on budget", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services;  construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold and Bear Creek and their respective abilities to successfully advance their businesses; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Pilar Gold or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in the Company's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2022/03/c3262.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 20:30e 03-AUG-22